SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of July 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                RYANAIR ANNOUNCES $240M INVESTMENT IN LUTON BASE
        9 NEW EUROPEAN LOW FARE ROUTES WITH 250,000 SEATS FROM JUST GBP1 !

Ryanair, Europe's No. 1 low fares airline, today (Thursday, 22nd July 2004) announced a major expansion of its London Luton base with an investment of $240M in 4 new Boeing 737-800 series aircraft and 9 NEW European routes from London

Luton to:


BARCELONA (GIRONA)                     ESJBERG ROME

BARCELONA (REUS)                       MURCIA STOCKHOLM

DINARD                                 NIMES VENICE


Ryanair, which began services at London Luton in 1986, already operates 14 daily international flights from Luton to Dublin and Milan, and this year will carry 1.6M passengers to/from Luton, saving consumers over GBP60M on high fares charged by Easyjet. This massive increase in routes, destinations and passenger numbers is also good news for the local economy too, because it will create and sustain over 1,000 new jobs in the Luton area

Announcing this expansion of its Luton base today, Ryanair's CEO Michael O'Leary said:

"Consumers using London Luton airport now have a real low fares airline offering fares that are half the price of Easyjet, serving 11 destinations throughout Europe and delivering unbeatable punctuality, and that's Ryanair.

Our message to Easyjet is simple:

+ -Easyjet can't match Ryanair's low fares

+ -Easyjet can't match Ryanair's punctuality


These new routes, with fares from an incredible GBP1 (excl. taxes)are available for booking right now, at www.ryanair.com, Europe's biggest travel website".

                                              RYANAIR             EASYJET

         PUNCTUALITY 2003*                      81%                 68%
         AVERAGE FARE**                         EUR40             EUR62

*SOURCE - OFFICIAL CAA STATS FOR 2003

** ANNUAL PUBLISHED ACCOUNTS

Ends.                          Thursday, 22nd July 2004

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228         Tel: 00 353 1 4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  22 July 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director